19 December 2023

Director Declaration

Pursuant to Listing Rule 9.6.14(2), RELX PLC (the “Company") announces that Robert MacLeod, a Non-Executive Director of the Company, has been appointed as a Non-Executive Director of Balfour Beatty plc, with effect from 8 March 2024. Balfour Beatty plc is listed on the London Stock Exchange.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724